    As filed with the Securities and Exchange Commission on October 16, 2001

                                                       Registration No. 333-____

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                   KANEB PIPE LINE OPERATING PARTNERSHIP, L.P.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                       75-2287683
    (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                      Identification No.)

                          2435 NORTH CENTRAL EXPRESSWAY
                              RICHARDSON, TX 75080
                                 (972) 699-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                                EDWARD D. DOHERTY
                          2435 NORTH CENTRAL EXPRESSWAY
                              RICHARDSON, TX 75080
                                 (972) 699-4000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                   Copies to:
                           FULBRIGHT & JAWORSKI L.L.P.
                            1301 MCKINNEY, SUITE 5100
                                HOUSTON, TX 77010
                                 (713) 651-5151
                            ATTENTION: JOHN A. WATSON

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective, as determined by market conditions.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
  TITLE OF EACH CLASS OF                                          PROPOSED MAXIMUM            AMOUNT OF REGISTRATION
SECURITIES TO BE REGISTERED      AMOUNT TO BE REGISTERED     AGGREGATE OFFERING PRICE(1)               FEE (2)
--------------------------------------------------------------------------------------------------------------------
Debt Securities...............         $500,000,000                      100%                            N/A
--------------------------------------------------------------------------------------------------------------------

====================================================================================================================

(1) We are registering an indeterminate principal amount of debt securities. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price not to exceed $500,000,000 less the dollar amount of any securities previously issued.

(2) Kaneb Pipe Line Operating Partnership, L.P. paid a registration fee of $132,000 in connection with its Registration Statement on Form S-3 (File No. 333-44634) that was filed with the Securities and Exchange Commission on August 28, 2000 and terminated by filing a post-effective amendment on October 15, 2001. No securities were sold under the earlier registration statement. Pursuant to Rule 457(p), the $132,000 registration fee paid for the earlier registration statement is being offset with the registration fee due for this registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

================================================================================

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND WE MAY CHANGE IT. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 16, 2001



PROSPECTUS

                   KANEB PIPE LINE OPERATING PARTNERSHIP, L.P.

                                 DEBT SECURITIES

                                   ----------

         We, Kaneb Pipe Line Operating Partnership, L.P., may offer and sell from time to time in one or more series our unsecured debt securities which may be either senior debt securities or subordinated debt securities. We may sell up to $500 million in principal amount of the debt securities described in this prospectus in one or more offerings. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

         We are owned 99% by Kaneb Pipe Line Partners, L.P., our parent partnership. Our parent partnership's limited partner units are traded on the New York Stock Exchange under the symbol "KPP".

         Our address is 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number is (972) 699-4055.


                                   ----------

         INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS" BEGINNING ON PAGE 4 AND "RISK FACTORS" BEGINNING ON PAGE 5.


                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






                      The date of this prospectus is      , 2001

                                TABLE OF CONTENTS


                                                                                                                Page
                                                                                                                ----
ABOUT US..........................................................................................................3
ABOUT THIS PROSPECTUS.............................................................................................3
WHERE YOU CAN FIND MORE INFORMATION...............................................................................3
FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS...................................................................4
RISK FACTORS......................................................................................................5
     Risks Inherent in Our Business...............................................................................5
     Risks Related to Litigation..................................................................................6
WHO WE ARE........................................................................................................9
USE OF PROCEEDS..................................................................................................10
RATIO OF EARNINGS TO FIXED CHARGES...............................................................................10
DESCRIPTION OF DEBT SECURITIES...................................................................................11
     General.....................................................................................................11
     Covenants...................................................................................................12
     The Trustee.................................................................................................12
     Events of Default...........................................................................................12
     Amendments and Waivers......................................................................................14
     Defeasance..................................................................................................15
     No Personal Liability of General Partner....................................................................16
     Subordination...............................................................................................16
     Book Entry, Delivery and Form...............................................................................17
     Governing Law...............................................................................................18
PLAN OF DISTRIBUTION.............................................................................................18
LEGAL............................................................................................................19
EXPERTS..........................................................................................................19
INDEX TO FINANCIAL STATEMENTS...................................................................................F-1

                                   ----------

         You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where they do not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

                                    ABOUT US

         We are a Delaware limited partnership engaged in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company LLC, a wholly owned subsidiary of Kaneb Services LLC, serves as our general partner.

         As used in this prospectus, "we," "us," "our" and "Kaneb Partners" mean Kaneb Pipe Line Operating Partnership, L.P. and, where the context requires, include our subsidiary operating companies.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell up to $500 million in principal amount of the debt securities described in this prospectus in one or more offerings. This prospectus generally describes us and the debt securities. Each time we sell debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of October 15, 2001. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

         Our parent partnership, Kaneb Pipe Line Partners, L.P., files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we or our parent partnership files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. These SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about our parent partnership at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The SEC allows us to "incorporate by reference" information filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we or our parent partnership file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the debt securities offered by this prospectus.

         o        Annual Report on Form 10-K of Kaneb Pipe Line Partners, L.P.
                  for the fiscal year ended December 31, 2000.

         o Quarterly Report on Form 10-Q of Kaneb Pipe Line Partners, L.P. for the quarterly period ended March 31, 2001, as amended by the Amended Quarterly Report on Form 10-Q/A filed on May 24, 2001.

         o Quarterly Report on Form 10-Q of Kaneb Pipe Line Partners, L.P. for the quarterly period ended June 30, 2001.

         o Current Report on Form 8-K filed January 18, 2001, as amended by the Current Report on Form 8-K/A, filed on March 19, 2001

         You may request a copy of these filings, at no cost, by writing or calling us at the following address:

              Investor Relations Department
              Kaneb Pipe Line Partners, L.P.
              2435 North Central Expressway
              Richardson, Texas 75080
              (972) 699-4055.

         NO SEPARATE FINANCIAL INFORMATION FOR US HAS BEEN PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BECAUSE: (i) OUR PARENT PARTNERSHIP DOES NOT ITSELF CONDUCT ANY OPERATIONS, BUT RATHER ALL OPERATIONS OF OUR PARENT PARTNERSHIP AND ITS SUBSIDIARIES ARE CONDUCTED BY US; (ii) OUR PARENT PARTNERSHIP HAS NO MATERIAL ASSETS OTHER THAN SUBSTANTIALLY ALL OF THE OWNERSHIP INTEREST IN US; AND (iii) WE OWN ALL OF THE ASSETS AND LIABILITIES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS FOR OUR PARENT PARTNERSHIP.


                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

         This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

         o    the amount and nature of future capital expenditures,

         o    business strategy and measures to carry out strategy,

         o    competitive strengths,

         o    goals and plans,

         o    expansion and growth of our business and operations,

         o    references to intentions as to future matters and

         o    other similar matters.

         A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  RISK FACTORS

RISKS INHERENT IN OUR BUSINESS

         The rates that we may charge may be limited by FERC regulations and competition.

         The Federal Energy Regulatory Commission ("FERC"), pursuant to the Interstate Commerce Act, regulates the tariff rates for our interstate common carrier pipeline operations. To be lawful under that Act, tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.

         The FERC's primary rate making methodology is price indexing. We use this methodology in approximately half of our markets. With FERC approval, we use market based rates in our other markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the Producer Price Index for Finished Goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce our rates that are based on the FERC's price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC's rate making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. If this occurs, it could adversely affect us. Competition constrains our rates in all of our markets. As a result we may from time to time be forced to reduce some of our rates to remain competitive.

         Uncertainties in calculating cost of service for rate-making purposes.

         In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. If we were to become involved in a contested rate proceeding, this issue could be raised by an adverse party in that proceeding. Disallowance of the income tax allowance in the cost of service of our pipelines would adversely affect our cash flow and could reduce cash distributions to our unitholders.

         Competition could adversely affect our operating results.

         Competitive conditions sometimes require that our pipelines file individual rates that are less than the maximum permitted by law to avoid losing business to competitors. Our east pipeline's major competitor is an independent regulated common carrier pipeline system owned by The Williams Companies, Inc. Williams' pipeline operates approximately 100 miles east of and parallel to our east pipeline. This competing pipeline system is substantially more extensive than our east pipeline. Fifteen of our sixteen delivery terminals on our east pipeline directly compete with Williams' terminals. Williams and its affiliates have capital and financial resources substantially greater than ours.

         Our west pipeline competes with the truck loading facilities of refineries in Denver, Colorado, and Cheyenne, Wyoming and the Denver terminals of the Chase Pipeline Company and Phillips Petroleum Company. The Ultramar Diamond Shamrock terminals in Denver and Colorado Springs that connect to an Ultramar Diamond Shamrock pipeline from their Texas Panhandle refinery are major competitors to our west pipeline's Denver and Fountain terminals.

         The independent liquids terminaling industry is fragmented and includes both large, well-financed companies that own many terminal locations and small companies that may own a single terminal location. Several companies that offer liquids terminaling facilities have significantly more capacity than our liquid terminaling facilities, particularly those used primarily for petroleum-related products. We also face competition from prospective customers that have their own terminal facilities.

         Reduced demand could affect shipments on the pipelines.

         Our pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affect our pipeline business. Most of the refined petroleum products delivered through our east pipeline are ultimately used as fuel for railroads or in agricultural operations. Agricultural operations include fuel for farm equipment, irrigation systems, trucks transporting crops and crop drying facilities. Weather conditions in the geographic areas served by our east pipeline affect the demand for refined petroleum products for agricultural use and the relative mix of products required. Periods of drought suppress agricultural demand for some refined petroleum products, particularly those used for fueling farm equipment. Although the demand for fuel for irrigation systems often increases during those times, the increase may not be sufficient to offset the reduced demand for refined petroleum products for agricultural use. Governmental agricultural policies and crop prices also affect the agricultural sector. Governmental policies or crop prices that result in reduced farming operations in the markets we serve could indirectly reduce the demand for refined petroleum products in those markets.

         Governmental regulation, technological advances in fuel economy, energy generation devices and future fuel conservation measures could reduce the demand for refined petroleum products in the market areas our pipelines serve.

         Risk of environmental costs and liabilities.

         Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe that our operations comply with applicable environmental regulations, risks of substantial costs and liabilities are inherent in pipeline operations and terminaling operations. We cannot assure you that we will not incur substantial costs and liabilities. We currently own or lease, and have in the past owned or leased, many properties that have been used for many years to terminal or store petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or former refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.

RISKS RELATED TO LITIGATION

Massachusetts Pipeline Spill Litigation

         Certain of our subsidiaries were sued in a Texas state court in 1997 by Grace Energy Corporation ("Grace"), the entity from which we acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

         Grace alleged that our subsidiaries acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that our subsidiaries are responsible for all present and future remediation and expenses for these leaks and that Grace has no obligation to indemnify our subsidiaries for these expenses. In the lawsuit, Grace also sought indemnification for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. Our subsidiaries' consistent position is that they did not acquire the abandoned pipeline as part of the 1993 ST Services transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

         At the end of the trial, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned before 1978. On August 30, 2000, the Judge entered final judgment in the case, which is now on appeal to the Dallas Court of Appeals, that Grace take nothing from our subsidiaries on its claims, including claims for future expenses. Although our subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that our subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of the company acquired as part of the 1993 ST Services transaction. The Judge also awarded attorney fees to Grace.

         While the judgment means that our subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, our subsidiaries have filed an appeal of the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

         On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay will affect the appeal of this matter. The Texas court of appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once that stay is lifted, our subsidiaries that are party to the lawsuit intend to resume vigorous prosecution of the appeal.

         The Otis Air Force Base is a part of the Massachusetts Military Reservation ("MMR"), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. Our subsidiaries voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and our subsidiaries, the Government advised the parties in April 1999 that it had identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government at that time advised the parties that it believed it had incurred costs of approximately $34 million, and expected in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area.

         By letter dated July 26, 2001, the United States Department of Justice advised ST Services that the Government intends to seek reimbursement from it under the Massachusetts Oil and Hazardous Material Release Prevention and Response Act and the Declaratory Judgment Act for the Government's response costs at the two spill areas. The Government advised ST Services that it believes it has incurred costs exceeding $40 million and expects in the future to incur costs exceeding an additional $22 million, for remediation of the two spill areas. We believe that our subsidiaries have substantial defenses to the Government's claims and intend to assert such defenses. ST Services responded to the Department of Justice on September 6, 2001, contesting the Government's positions and declining to reimburse any response costs.

         We do not believe that either the Grace litigation or the claims made by the Government will adversely affect our ability to make cash distributions to our unitholders, but we cannot assure you in that regard.

PEPCO Pipeline Rupture Litigation

         On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company ("PEPCO") ruptured. The pipeline was operated by a partnership of which ST Services is general partner. PEPCO has reported that, through December 2000, it incurred approximately $66.0 million in clean-up costs and expects to incur total cleanup costs of $70 million to $75 million. Since May 2000, ST Services has participated provisionally in a minority share of the clean-up expense, which has been funded by ST Services' insurance carriers. We cannot predict the amount, if any, that ultimately may be determined to be ST Services' share of the remediation expense, but we believe that such amount will be covered by insurance and will not materially affect our financial condition.

         As a result of the rupture, purported class actions have been filed in federal and state court in Maryland by property and/or business owners alleging damages in unspecified amounts against PEPCO and ST Services under various theories, including the federal Oil Pollution Act. The court has ordered a consolidated complaint to be filed in this action. ST Services' insurance carriers have assumed the defense of these actions. While we cannot predict the amount, if any, of any liability we may have in these suits, we believe that such amounts will be covered by insurance and that these actions will not have a material adverse effect on our financial condition.

         PEPCO and ST Services have agreed with the State of Maryland to pay costs of assessing natural resource damages under the federal Oil Pollution Act, but they cannot predict at this time the amount of any damages that may be claimed by Maryland. We believe that both the assessment costs and such damages are covered by insurance and will not materially affect our financial condition.

         The U.S. Department of Transportation has issued a Notice of Proposed Violation to PEPCO and ST Services alleging violations over several years of pipeline safety regulations and proposing a civil penalty of $674,000. ST Services and PEPCO have contested the allegations of violations and the proposed penalty. The ultimate amount of any penalty attributable to ST Services cannot be determined at this time, but we believe that this matter will not have a material effect on our financial condition.

                                   WHO WE ARE

         We are a Delaware limited partnership engaged through operating subsidiaries in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. The following chart shows our organization and ownership structure as of the date of this prospectus. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis.


                                  [FLOWCHART]

          Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Wyoming and Colorado. We own a 2,090 mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550 mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves Eastern Wyoming, Western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2000, we shipped approximately 17.8 billion barrel miles of refined petroleum products on our pipeline systems. Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

         We are the third largest independent liquids terminaling company in the United States. Our terminaling business is conducted through Support Terminal Services, Inc. and Support Terminals Operating Partnership, L.P., which are subsidiaries and which operate under the trade name ST Services. Our terminaling business consists of receiving, storing and delivering liquid petroleum products and specialty chemicals. ST Services and its predecessors have been in the terminaling business for more than 40 years. Our total worldwide tankage capacity is approximately 38.3 million barrels. Since 1997, we have acquired 14 domestic terminal facilities with an aggregate storage capacity of 15.5 million barrels. In the United States, we operate 42 facilities in 21 states and the District of Columbia. Our five largest terminal facilities in the United States are located in Piney Point, Maryland; Crockett, California; Martinez, California; Jacksonville, Florida; and Linden, New Jersey. Two of our largest terminals, Crockett and Martinez, California, were among the seven terminals we acquired when we purchased Shore Terminals LLC on January 3, 2001. We also own a 50% interest in and manage a 3.9 million barrel petroleum terminal in Linden, New Jersey.


                                 USE OF PROCEEDS

         Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the debt securities to acquire properties as suitable opportunities arise and to pay indebtedness outstanding at the time.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges of our parent partnership for each of the periods indicated is as follows:


                                                                YEAR ENDED DECEMBER 31,                       SIX
                                                    ------------------------------------------------         MONTHS
                                                                                                           ENDED JUNE
                                                1996        1997        1998        1999        2000        30, 2001
                                                ----        ----        ----        ----        ----       ----------
Ratio of Earnings to Fixed Charges .....        4.60        4.63        4.77        4.56        4.56        4.94

         For purposes of calculating the ratio of earnings to fixed charges:

              o "fixed charges" represent interest expense and the portion of rental expense representative of the interest factor and

              o "earnings" represent income before minority interest, income taxes and extraordinary item, plus fixed charges, less undistributed earnings of equity affiliates.

                         DESCRIPTION OF DEBT SECURITIES

         The debt securities will be issued under an Indenture between us and a trustee to be named in a prospectus supplement, and any supplements to the Indenture that may be entered into from time to time. The terms of the debt securities will include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. If we issue one or more series of debt securities subordinated to our Senior Indebtedness (as defined below), then these series will be issued under a separate Indenture containing subordination provisions. This description of debt securities is intended to be a useful overview of the material provisions of the debt securities and the Indentures. The forms of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to this registration statement. You should read the Indentures for provisions that may be important to you because the Indentures, and not this description, govern your rights as a holder of debt securities. References in this prospectus to an "Indenture" refer to the particular Indenture under which a series of debt securities is issued.

GENERAL

         The Indenture does not limit the amount of debt securities that may be issued thereunder. Debt securities may be issued under the Indenture from time to time in separate series, each up to the aggregate amount authorized for such series.

         A prospectus supplement and a supplemental indenture (or a resolution of our Board of Directors and accompanying officers' certificate) relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

              o    the form and title of the debt securities;

              o    the total principal amount of the debt securities;

              o    the date or dates on which the debt securities may be issued;

              o the dates on which the principal and premium, if any, of the debt securities will be payable;

              o the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

              o    any optional redemption provisions;

              o any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

              o whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

              o the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

              o    any changes to or additional Events of Default or covenants;

              o the subordination, if any, of the debt securities and any changes to the subordination provisions of the Indenture; and

              o    any other terms of the debt securities.

         The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

              o debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

              o debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

              o debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

              o variable rate debt securities that are exchangeable for fixed rate debt securities.

         At our option, we may make interest payments, by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

         Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

         Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must thereafter look only to us for payment thereof.

COVENANTS

         A series of debt securities may contain certain financial and other covenants applicable to us and our subsidiaries. A description of any such affirmative and negative covenants will be contained in the prospectus supplement applicable to such series.

THE TRUSTEE

         We may appoint a separate Trustee for any series of debt securities. As used herein in the description of a series of debt securities, the term "Trustee" refers to the Trustee appointed with respect to any such series of debt securities.

         We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own debt securities.

EVENTS OF DEFAULT

         Each of the following will be an "Event of Default" under the Indenture with respect to a series of debt securities:

              o default in any payment of interest on any debt securities of that series when due, continued for 60 days;

              o default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption or otherwise;

              o default in the payment of any sinking fund payment on any debt securities of that series when due;

              o failure by us for 60 days after our receipt of notice from the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series to comply with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series; or

              o certain events of bankruptcy, insolvency or reorganization of us.

         If an Event of Default occurs and is continuing, the Trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding debt securities of that series by notice to us and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable. Upon such a declaration, the principal, premium and accrued and unpaid interest will be due and payable immediately. The holders of a majority in principal amount of the outstanding debt securities of a series may waive all past defaults (except with respect to nonpayment of principal, premium, if any, or interest) and rescind any such acceleration with respect to the debt securities of that series and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the debt securities of that series that have become due solely by such declaration of acceleration, have been cured or waived.

         Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or any series of the debt securities unless:

              o such holder has previously given the Trustee notice that an Event of Default with respect to that series of debt securities is continuing;

              o holders of at least 25% in principal amount of the outstanding debt securities of that series have requested the Trustee to pursue the remedy;

              o such holders have offered the Trustee reasonable indemnity against any loss, liability or expense;

              o the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity; and

              o the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

         Subject to certain restrictions, the holders of a majority in principal amount of the outstanding debt securities of a series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

         The Indenture provides that if an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Event of Default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any debt securities, the Trustee may withhold notice if and so long as the committee of responsible officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the Trustee, within 4 months after the end of each fiscal year, a compliance certificate indicating we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year. We are also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any Event of Default, its status and what action we are taking or propose to take with respect to the default.

AMENDMENTS AND WAIVERS

         Modifications and amendments to the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of all debt securities then outstanding under the Indenture (including consents obtained in connection with a tender offer or exchange offer for the debt securities). However, without the consent of each holder of outstanding debt securities of each series affected thereby, no amendment may, among other things:

              o reduce the percentage in principal amount of debt securities whose holders must consent to an amendment;

              o reduce the rate of or extend the time for payment of interest on any debt securities;

              o reduce the principal of or extend the stated maturity of any debt securities;

              o reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may be redeemed under an optional redemption or any similar provision;

              o    make any debt securities payable in other than U.S. dollars;

              o impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder's debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's debt securities;

              o release any security that has been granted in respect of the debt securities;

              o waive a redemption payment with respect to a debt security other than as required by a covenant in the applicable supplemental indenture;

              o except as permitted under the Indenture or any supplemental indenture, with respect to debt securities that are guaranteed, release any guarantor from its obligations under the Indenture or supplemental indenture or under its guarantee or change any guarantee in any manner that would adversely affect the rights of holders of those debt securities; or

              o make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

         The holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, on behalf of all such holders, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee as provided in the Indenture, the holders of a majority in aggregate principal amount of debt securities of each series affected thereby, on behalf of all such holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the debt securities), except a default in the payment of principal, premium or interest or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of all holders of the series of debt securities that is affected.

         Without the consent of any holder, we and the Trustee may, among other things, amend the Indenture to:

              o    cure any ambiguity, defect, omission, error or inconsistency;

              o convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

              o provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the Indenture;

              o make any change that would provide any additional rights or benefits to the holders of debt securities or that does not adversely affect the rights of any holder;

              o    add or appoint a successor or separate Trustee;

              o comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or

              o    add any additional Events of Default.

         The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

         At any time we may terminate our obligations under a series of debt securities and the Indenture in a "legal defeasance." If we choose to terminate our obligations in a legal defeasance, the holders of the debt securities of the series will not be entitled to the benefits of the related Indenture, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. At any time we may terminate our obligations under covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series (other than as described in such prospectus supplement) in a "covenant defeasance".

         We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth bullet point under "Events of Default" above.

         In order to exercise either defeasance option, we must irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be (a "defeasance trust") and must comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust and the delivery to the Trustee of an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

NO PERSONAL LIABILITY OF GENERAL PARTNER

         Our general partner, our parent partnership, and each of their respective directors, officers, partners, employees, incorporators, managers, stockholders, unitholders or member as such, shall have no liability for any of our obligations under the debt securities or the Indenture or for any claim related to our obligations or their creation. Each holder by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Securities and Exchange Commission that such a waiver is against public policy.

SUBORDINATION

         Debt securities of a series may be subordinated to Senior Indebtedness (as defined below) to the extent set forth in the prospectus supplement relating to such series. Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness that is designated as "Senior Indebtedness" with respect to the series. "Senior Indebtedness" is defined generally to include all notes or other evidences of indebtedness for money borrowed by us, provided that these obligations are not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

         Upon any payment or distribution of our assets or upon a total or partial liquidation or dissolution of us, or in a bankruptcy, receivership or similar proceeding relating to us, the holders of Senior Indebtedness of us shall be entitled to receive payment in full in cash of the Senior Indebtedness before the holders of subordinated debt securities shall be entitled to receive any payment of principal, premium or interest with respect to the subordinated debt securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled shall be made to the holders of Senior Indebtedness.

         We may not make any payments of principal, premium, if any, or interest with respect to subordinated debt securities, make any deposit for the purpose of defeasance of the subordinated debt securities, or repurchase, redeem or otherwise retire (except, in the case of subordinated debt securities that provide for a mandatory sinking fund, by our delivery of subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation) any subordinated debt securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity), or (b) any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and the acceleration has been rescinded, the Senior Indebtedness has been paid in full in cash, or we and the Trustee receive written notice approving the payment from the representatives of each issue of "Designated Senior Indebtedness" (which, unless otherwise provided in the prospectus supplement relating to the series of subordinated debt securities, will include indebtedness for borrowed money under a bank credit agreement ("Bank Indebtedness") and any other specified issue of Senior Indebtedness of at least $100 million or other indebtedness of borrowed money that we may designate). During the continuance of any default (other than a default described in clause (a) or (b) above), with respect to any Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect the acceleration) or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period, the "Payment Blockage Period", commencing on the receipt by us and the Trustee of written notice of the default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period, a "Blockage Notice". The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and to us from the person or persons who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of Senior Indebtedness shall have accelerated the maturity thereof, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period. Unless otherwise provided in the prospectus supplement relating to the series of subordinated debt securities, not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first Blockage Notice within the 360-day period is given by or on behalf of holders of Designated Senior Indebtedness other than the Bank Indebtedness, in which case, the representative of the Bank Indebtedness may give another Blockage Notice within the period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

         By reason of the subordination, in the event of insolvency, our creditors who are holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

BOOK ENTRY, DELIVERY AND FORM

         The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

         Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or "DTC," will act as depositary. Book-entry debt securities of a series will be issued in the form of a global security that will be deposited with DTC. This means that we will not issue certificates to each holder. One global security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred; except that DTC, its nominees and their successor may transfer a global security as a whole to one another.

         Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

         DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

         DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

         DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

         We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

         It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

         Debt securities represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

              o DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

              o we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

GOVERNING LAW

         The Indenture provides that it and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.


                              PLAN OF DISTRIBUTION

         We may offer or sell the debt securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods and also may offer or sell the debt securities directly to one or more other purchasers. We may sell the debt securities as soon as practicable after effectiveness of the registration statement of which this prospectus is a part.

         The terms of the offering of the particular series of debt securities will be included in a prospectus supplement and will include the following terms:

              o    the name or names of any underwriters or agents;

              o the name or names of any managing underwriter or underwriters;

              o the initial public offering or purchase price of such series of debt securities;

              o any underwriting discounts, commissions, and other items constituting underwriters' compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers;

              o    any commissions paid to any agents;

              o    the net proceeds to us from the sales; and

              o any securities exchanges or markets on which such series of debt securities may be listed.

         Unless otherwise provided in the prospectus supplement relating to a particular series of debt securities, the obligations of the underwriters to purchase the series of debt securities will be subject to certain conditions and each of the underwriters will be obligated to purchase all of the debt securities of the series allocated to it if any of the debt securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

         The debt securities may be offered and sold by us directly or through agents designated by us from time to time. Unless otherwise indicated in the related prospectus supplement, each agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of debt securities may be deemed to be an "underwriter," as that term is defined in the Securities Act of 1933, as amended, of the debt securities that are offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the prospectus supplement relating to the series of debt securities. The dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, us in the ordinary course of business.

         All debt securities offered will be a new issue of securities with no established trading market. Any underwriter to whom debt securities are sold by us for public offering and sale may make a market in such debt securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The debt securities of any series may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity of or the trading markets for the debt securities.

         In connection with the offering, the underwriters or agents, as the case may be, may purchase and sell the debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if such debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time.

                                      LEGAL

         Certain legal matters in connection with the debt securities will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to the offering by their own legal counsel.

                                     EXPERTS

         The consolidated financial statements of Kaneb Pipe Line Partners, L.P. and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, and the consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries as of December 31, 2000, have been incorporated by reference and included herein, respectively, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of said firm as experts in auditing and accounting.

          The financial statements of Shore Terminals LLC as of December 31, 2000 and 1999, and for the years then ended, incorporated in this prospectus by reference from Kaneb Pipe Line Partners, L.P.'s current report on

Form 8-K/A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the restatement of the 1999 financial statements and the sale of the company effective January 1, 2001), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS


KANEB PIPE LINE COMPANY

    Independent Auditors' Report..........................................F-2
    Consolidated Balance Sheets ..........................................F-3
    Notes to Consolidated Balance Sheets .................................F-4

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors of
   Kaneb Pipe Line Company:


We have audited the accompanying consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries (the Company) as of December 31, 2000. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                                  KPMG LLP

Dallas, Texas
March 2, 2001

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET


                                                                               DECEMBER 31,
                                                                                   2000
                                                                              -------------
                                     ASSETS

Current assets:
    Cash and cash equivalents                                                 $   6,394,000
    Accounts receivable                                                          38,417,000
    Inventories                                                                  15,998,000
    Prepaid expenses                                                              5,521,000
                                                                              -------------
             Total current assets                                                66,330,000
                                                                              -------------
Receivable from affiliates, net                                                  10,706,000

Property and equipment                                                          459,070,000
Less accumulated depreciation                                                   137,622,000
                                                                              -------------
Net property and equipment                                                      321,448,000

Investment in affiliates                                                         22,568,000

Deferred tax asset                                                                4,256,000

Excess of cost over fair value of net assets of acquired business                 1,607,000
                                                                              -------------
                                                                              $ 426,915,000
                                                                              =============

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
    Accounts payable                                                          $  13,093,000
    Accrued expenses                                                             14,965,000
    Accrued distributions payable                                                 9,600,000
    Deferred terminaling fees                                                     3,717,000
                                                                              -------------
             Total current liabilities                                           41,375,000
                                                                              -------------
Long-term debt, less current portion                                            184,052,000

Other liabilities                                                                13,425,000

Interest of outside non-controlling partners in KPP                             123,520,000

Commitments and contingencies

Stockholder's equity:
    Common stock, $1 par value, authorized and issued 10,000 shares                  10,000
    Additional paid-in capital                                                   30,924,000
    Notes receivable from affiliate                                             (14,500,000)
    Retained earnings                                                            48,514,000
    Accumulated other comprehensive loss - foreign currency
       translation adjustment                                                      (405,000)
                                                                              -------------
             Total stockholder's equity                                          64,543,000
                                                                              -------------
                                                                              $ 426,915,000
                                                                              =============


See accompanying notes to consolidated balance sheet.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The following significant accounting policies are followed by Kaneb Pipe Line Company and subsidiaries (the Company) in the preparation of the consolidated balance sheet. The Company is a wholly-owned subsidiary of Kaneb Services, Inc. (the Parent Company) (see note 9).

         (a)  PRINCIPLES OF CONSOLIDATION

              The consolidated balance sheet includes the accounts of Kaneb Pipe Line Company and its subsidiaries and Kaneb Pipe Line Partners, L.P. (KPP). The Company controls the operations of KPP through its 2% general partner interest and a 25% limited partner interest at December 31, 2000. All significant intercompany transactions and balances are eliminated in consolidation.

              KPP owns and operates a refined petroleum products pipeline business and a petroleum products and specialty liquids storage and terminaling business. KPP's business of terminaling petroleum products and specialty liquids is conducted under the name ST Services (ST). KPP operates its businesses through Kaneb Pipe Line Operating Partnership, L.P. (KPOP), a limited partnership in which KPP holds a 99% interest as limited partner. The Company's products marketing business provides wholesale motor fuel marketing services in the Great Lakes and Rocky Mountain regions, as well as California.

         (b)  CASH AND CASH EQUIVALENTS

              The Company's policy is to invest cash in highly liquid investments with original maturities of three months or less. Accordingly, uninvested cash balances are kept at minimum levels. Such investments are valued at cost, which approximates market, and are classified as cash equivalent. At December 31, 2000, the Company does not have any derivative financial instruments.

         (c)  INVENTORIES

              Inventories consist primarily of petroleum products purchased for resale in the products marketing business and are valued at the lower of cost or market. Cost is determined using the weighted average cost method.

         (d)  PROPERTY AND EQUIPMENT

              Property and equipment are carried at historical cost. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed. Depreciation of property and equipment is provided on a straight-line basis at rates based upon expected useful lives of various classes of assets. The rates used for pipeline and storage facilities of KPOP are the same as those which have been promulgated by the Federal Energy Regulatory Commission.

              The carrying value of property and equipment is periodically evaluated using undiscounted future cash flows as the basis for determining if impairment exists under the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. To the extent impairment is indicated to exist, an impairment loss will be recognized under SFAS No. 121 based on fair value.

         (e)  REVENUE RECOGNITION

              Pipeline transportation revenues are recognized as services are provided. Storage fees are billed one month in advance and are reported as deferred income. Revenue is recognized in the month services are provided. Revenues from the products marketing business are recognized when product is sold and title and risk pass to the customer.

         (f)  FOREIGN CURRENCY TRANSLATION

              The Company translates the balance sheet of its foreign subsidiary using year-end exchange rates. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of accumulated other comprehensive loss in stockholder's equity.

         (g)  EXCESS OF COST OVER FAIR VALUE OF NET ASSETS OF ACQUIRED BUSINESS

              The excess of the cost of the products marketing business over the fair value of net assets acquired is being amortized on a straight-line basis over a period of 40 years. Accumulated amortization was $106,000 at December 31, 2000.

              The Company periodically evaluates the propriety of the carrying amount of the excess of cost over fair value of net assets of acquired business, as well as the amortization period, to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. The Company believes that no such impairment has occurred and that no reduction in estimated useful lives is warranted.

         (h)  ENVIRONMENTAL MATTERS

              KPP environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or KPP's commitment to a formal plan of action.

         (i)  KPP CASH DISTRIBUTIONS

              KPP makes quarterly distributions of 100% of its Available Cash, as defined in the Partnership Agreement, to holders of limited partnership units and the Company. Available Cash consists generally of all the cash receipts of KPP plus the beginning cash balance less all of its cash disbursements and reserves. The assets, other than Available Cash, cannot be distributed without a majority vote of the non-affiliate unitholders.

         (j)  USE OF ESTIMATES

              The preparation of the Company's balance sheet, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

         (k)  RECENT ACCOUNTING PRONOUNCEMENT

              Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes the accounting and reporting standards for such activities. Under SFAS No. 133, companies must recognize all derivative instruments on their balance sheet at fair value. Changes in the value of derivative instruments which are considered hedges will either be offset against the change in fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. On January 1, 2001, the Company was not a party to any derivative contracts; accordingly, initial adoption of SFAS No. 133 at that date did not have any effect on the Company's financial position.

(2)      ACQUISITION

         On January 3, 2001, KPP, through a wholly-owned subsidiary, acquired Shore Terminals LLC (Shore) for $107 million in cash and 1,975,090 KPP units. Financing for the cash portion of the purchase price was supplied under a new $275 million unsecured revolving credit agreement, which is without recourse to the Company, with a group of banks (see note 5). The acquisition will be accounted for, beginning in January 2001, using the purchase method of accounting.

(3)      INCOME TAXES

         The Company participates with the Parent Company in filing a consolidated Federal income tax return, except for certain ST operations which are conducted through separate taxable wholly-owned corporate subsidiaries. The income taxes for the Company are reported as if it had filed on a separate return basis. Amounts payable or receivable for income taxes are included in receivable from affiliates.

         Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the balance sheet that will result in differences between income for tax purposes and income for financial statement purposes in future years.

         The Company has recorded a deferred tax asset of approximately $20.0 million as of December 31, 2000, primarily relating to domestic net operating loss carryforwards (NOLs). The Company has recorded a deferred tax liability of approximately $9.8 million as of December 31, 2000, primarily relating to differences between the financial and tax basis of the Company's investment in KPP. The Company has also recorded a deferred tax liability of $5.9 million as of December 31, 2000 which is associated with certain subsidiaries not included in the Parent Company's consolidated Federal income tax return.

         Ultimate realization of the deferred tax asset is dependent upon, among other factors, the Company's ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used. The Company considered positive evidence including the effect of the distribution discussed in note 9, recent historical levels of taxable income, the scheduled reversal of deferred tax liabilities, tax planning strategies, revised estimates of future taxable income growth and expiration periods of NOLs among other things, in making this evaluation and concluding that it is more likely than not that the Company will realize the benefit of its net deferred tax assets.

(4)      PROPERTY AND EQUIPMENT

         The cost of property and equipment as of December 31, 2000 is summarized as follows:


                                                     ESTIMATED
                                                      USEFUL
                                                    LIFE (YEARS)
                                                    ------------
Land                                                     --         $ 23,360,000
Buildings                                                35            9,159,000
Furniture and fixtures                                   16            3,574,000
Transportation equipment                                 6             4,469,000
Machinery and equipment                                20-40          32,996,000
Pipeline and terminaling equipment                     20-40         378,123,000
Construction work-in-progress                            --            7,389,000
                                                                    ------------
Total property and equipment                                         459,070,000
Less accumulated depreciation                                        137,622,000
                                                                    ------------
Net property and equipment                                          $321,448,000
                                                                    ============

(5)    LONG-TERM DEBT

       Long-term debt as of December 31, 2000 is summarized as follows:

KPP First mortgage notes, repaid in January 2001
                                                                    $128,000,000
KPP $25 million revolving credit facility, repaid
    in January 2001                                                   15,000,000
Revolving credit facility of subsidiary, due in March 2002            17,152,000
KPP Term loan, due in January 2002                                    23,900,000
KPP $275 million revolving credit facility, due in
    December 2003                                                             --
                                                                    ------------
              Total long-term debt                                  $184,052,000
                                                                    ============

         In December 2000, KPP entered into a credit agreement with a group of banks that provides for a $275 million unsecured revolving credit facility through December 2003. No amounts were drawn on the facility at December 31, 2000. The facility, which is without recourse to the Company, bears interest at variable interest rates and has a variable commitment fee on the unutilized amounts. The credit facility contains certain financial and operational covenants, including certain limitations on investments, sales of assets and transactions with affiliates. Absent an event of default, such covenants do not restrict distributions to KPP limited partner interests. In January 2001, proceeds from the facility were used to repay in full KPP's $128 million of mortgage notes and $15 million outstanding under its $25 million revolving credit facility. An additional $107 million was used to finance the cash portion of the January 2001 Shore acquisition. Under the provisions of the mortgage notes, KPP incurred $6.5 million in prepayment penalties which, after income taxes and interest of outside non-controlling partners in KPP's net income, has been recognized as an extraordinary expense in the first quarter of 2001. At January 3, 2001, $257.5 million was drawn on the facility at an interest rate of 6.31%, which is due in December 2003.

         In January 1999, KPP, through two wholly-owned subsidiaries, entered into a credit agreement with a bank that provided for the issuance of $39.2 million in term loans in connection with the United Kingdom terminal acquisition and $5.0 million for general partnership purposes. $18.3 million of the term loans were repaid in July 1999 with the proceeds from a public unit offering. The remaining portion ($23.9 million), with a fixed rate of 7.14%, is due in January 2002. The term loans under the credit agreement, as amended, are unsecured and are pari passu with the $275 million revolving credit facility. The term loans, which are without recourse to the Company, also contain certain financial and operational covenants.

         The Company's wholly-owned products marketing subsidiary has a credit agreement with a bank that, as amended, provides for a $20 million revolving credit facility through March 2002. The credit facility bears interest at variable rates (8.69% at December 31, 2000), has a commitment fee of 0.25% per annum on unutilized amounts and contains certain financial and operational covenants. The credit facility, which is without recourse to the Company, is secured by essentially all of the tangible and intangible assets of the products marketing business, and by 500,000 KPP limited partnership units. At December 31, 2000, $17.2 million was drawn on the facility.

         In 1994, a wholly-owned subsidiary of KPP entered into a restated credit agreement with a group of banks that, as amended, provided for a $25 million revolving credit facility through January 31, 2001. At December 31, 2000, $15.0 million was drawn under the credit facility. In January 2001, the credit facility was repaid in full by KPP with the proceeds from the new $275 million credit facility.

         The $128 million of first mortgage notes outstanding at December 31, 2000, which were due in varying amounts from 2001 to 2016, were repaid in full by KPP in January 2001 with the proceeds from the new $275 million revolving credit facility.

(6)      COMMITMENTS AND CONTINGENCIES

         The following is a schedule by years of future minimum lease payments under operating leases as of December 31, 2000:


     YEAR ENDING                                 OPERATING
     DECEMBER 31,                                 LEASES
     ------------                               ----------
        2001                                    $2,103,000
        2002                                     1,505,000
        2003                                       970,000
        2004                                       705,000
        2005                                       372,000
                                                ----------
        Total minimum lease payments            $5,655,000
                                                ==========

         The operations of KPP are subject to Federal, state and local laws and regulations in the United States and the United Kingdom relating to protection of the environment. Although KPP believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance significant costs and liabilities will not be incurred by KPP. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of KPP, could result in substantial costs and liabilities to KPP. KPP has recorded an undiscounted reserve for environmental claims in the amount of $8.0 million at December 31, 2000, including $7.3 million related to acquisitions of pipelines and terminals.

         In December 1995, KPP acquired the liquids terminaling assets of Steuart Petroleum Company and certain of its affiliates. The asset purchase agreement includes a provision for an earn-out payment based upon revenues of one of the terminals exceeding a specified amount for a seven-year period ending in December 2002. No amount was payable under the earn-out provision in 2000.

         The asset purchase agreement entered into in 1998 by the Company in connection with the acquisition of the products marketing business includes a provision for an earn-out based on annual operating results of the acquired business for a five-year period ending in March 2003. In 2000, $211,000 was paid under the earn-out provision and included as additional purchase price.

         On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company (PEPCO) ruptured. The pipeline was operated by a partnership of which a wholly-owned subsidiary of KPP is general partner. PEPCO has reported that, through December 2000, it incurred approximately $66 million in clean-up costs and expects to incur total cleanup costs of $70 million to $75 million. Since May 2000, KPP's subsidiary has participated provisionally in a minority share of the clean-up expense which has been funded by KPP's insurance carriers. KPP cannot predict the amount, if any, that ultimately may be determined to be KPP's share of the remediation expense, but it believes that such amount will be covered by insurance and will not materially affect KPP's financial condition.

         As a result of the rupture, purported class actions have been filed in federal and state court in Maryland by property and/or business owners alleging damages in unspecified amounts against PEPCO and KPP's subsidiary under various theories, including the federal Oil Pollution Act. The court has ordered a consolidated complaint to be filed in this action. KPP's insurance carriers have assumed the defense of these actions. While KPP cannot predict the amount, if any, of any liability it may have in these suits, it believes that such amounts will be covered by insurance and that these actions will not have a material adverse effect on its financial condition.

         PEPCO and KPP's subsidiary have agreed with the State of Maryland to pay costs of assessing natural resource damages under the federal Oil Pollution Act, but they cannot predict at this time the amount of any damages that may be claimed by Maryland. KPP believes that both the assessment costs and such damages are covered by insurance and will not materially affect KPP's financial condition.

         The U.S. Department of Transportation has issued a Notice of Proposed Violation to PEPCO and KPP's subsidiary over several years of pipeline safety regulations and proposing a civil penalty of $674,000. KPP's subsidiary and PEPCO have contested the allegations of violations and the proposed penalty. The ultimate amount of any penalty attributable to KPP cannot be determined at this time, but KPP believes that this matter will not have a material effect on its financial condition.

         Certain subsidiaries of KPP were sued in a Texas state court in 1997 by Grace Energy Corporation (Grace), the entity from which KPP acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

         Grace alleged that subsidiaries of KPP acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that these subsidiaries are responsible for all present and future remediation expenses for these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses.

         In the lawsuit, Grace also sought indemnification from KPP's subsidiaries for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of KPP's subsidiaries is that they did not acquire the abandoned pipeline as part of the 1993 ST transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

         At the end of the trial on May 19, 2000, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned prior to 1978. On July 17, 2000, the Judge entered final judgment in the case, which is now on appeal to the Dallas Court of Appeals, that Grace take nothing from the subsidiaries on its claims, including claims for future expenses. Although KPP's subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of KPP's subsidiaries acquired as part of the 1993 ST transaction. The Judge also awarded attorney fees to Grace.

         While the judgment means that the subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, KPP's subsidiaries have filed an appeal of the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

         On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay will affect the appeal of this matter. The Texas court of appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once the stay is lifted, KPP's subsidiaries that are a party to the lawsuit intend to resume vigorous prosecution of the appeal.

         The Otis Air Force Base is part of the Massachusetts Military Reservation (MMR), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. KPP's subsidiaries have voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and the KPP subsidiaries, the Government advised the parties in April 1999 that it has identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government advised the parties that it believes it has incurred costs of approximately $34 million, and expects in the future to incur costs of approximately $55 million, for remediation one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area. KPP believes that the ultimate cost of the remediation, while substantial, will be considerably less than the Government has indicated.

         KPP does not believe that either the Grace litigation or any claims that may be made by the Government will adversely affect its ability to make cash distributions to its unitholders, but there can be no assurances in that regard.

         The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, based on the advice of counsel, that the ultimate resolution of such contingencies will not have a materially adverse effect on the financial position of the Company.

(7)      RELATED PARTY TRANSACTIONS

         The Parent Company is entitled to reimbursement of all direct and indirect costs related to the business activities of the Company. These costs, which totaled $6.2 million for the year ended December 31, 2000, include compensation and benefits for officers and employees of the Company and the Parent Company, insurance premiums, general and administrative costs, tax information and reporting costs, legal and audit fees. In addition, the Company paid $0.2 million during each of these respective periods for an allocable portion of the Parent Company's overhead expenses.

         The Company participates in the Parent Company's defined contribution benefit plan which covers substantially all domestic employees and provides for varying levels of employer matching. Included in the costs above are Company contributions to this plan of $0.8 million for 2000.

         In 1997, the Company, through a wholly-owned subsidiary, sold 500,000 units in KPP to a wholly-owned subsidiary of the Parent Company in exchange for two 8.75% notes receivable aggregating $14.5 million. One note, for $9.5 million, is due in 2003. The other note, for $5.0 million, is due upon demand. At December 31, 2000, these notes are classified as a reduction to stockholder's equity.

(8)      FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

         The estimated fair value of cash equivalents, accounts receivable and accounts payable approximates their carrying amount due to the relatively short period to maturity of these instruments. The estimated fair value of all debt as of December 31, 2000 was approximately $191 million as compared to the carrying value of $184 million. These fair values were estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The estimates presented above are not necessarily indicative of the amounts that would be realized in a current market exchange. The Company has no derivative financial instruments at December 31, 2000.

         The Company markets and sells its services to a broad base of customers and performs ongoing credit evaluations of its customers. The Company does not believe it has a significant concentration of credit risk at December 31, 2000.

(9)      PARENT COMPANY PLANNED DISTRIBUTION TO SHAREHOLDERS

         On November 27, 2000, the Parent Company announced that its Board of Directors had approved a plan to distribute its pipeline, terminaling and product marketing businesses to its shareholders in the form of a new limited liability company, Kaneb Services LLC. This new entity will own the Company, including its general and limited partner interests in KPP. Immediately following the distribution, the Parent Company will no longer have an equity investment in Kaneb Services LLC.

'

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee ...         $    --(1)
Printing and engraving costs ..........................          40,000
Legal fees and expenses ...............................          60,000
Accounting fees and expenses ..........................          60,000
Fees and expenses of trustee and counsel ..............          20,000
Fees and expenses of transfer agent ...................           5,000
Rating agency fees ....................................          50,000
Miscellaneous .........................................          13,000
                                                               --------
   Total ..............................................        $248,000
                                                               ========


----------

         (1) The Registrant paid a registration fee of $132,000 in connection with its registration statement on Form S-3 (File No. 333-44634) that was filed with the Securities and Exchange Commission on August 28, 2000 and terminated by filing post-effective amendment on October 15, 2001. Pursuant to Rule 457(p) the $132,000 registration fee paid for the earlier registration statement is being offset with the registration statement due for this registration statement.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The partnership agreements of the Registrant and its subsidiary partnerships provide that they will, to the fullest extent permitted by law, indemnify and advance expenses to the general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner or any Departing Partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner or any Departing Partner or any affiliate of the general partner or any Departing Partner, or any person who is or was serving at the request of the general partner or any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as an officer, director, employee, partner, agent or trustee of another person ("Indemnitees") from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as the general partner, Departing Partner or an affiliate of either, an officer, director, employee, partner, agent or trustee of the general partner, any Departing Partner or affiliate of either or a person serving at the request of the Registrant in another entity in a similar capacity, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and such action did not constitute gross negligence or willful misconduct on the part of the Indemnitee, and, with respect to any criminal proceeding, the Indemnitee had no reasonable cause to believe its conduct was unlawful. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. In addition, each Indemnitee would automatically be entitled to the advancement of expenses in connection with the foregoing indemnification. Any indemnification under these provisions will be only out of the assets of the Registrant. The Registrant is authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons in connection with the Registrant's activities, whether or not the Registrant would have the power to indemnify such person against such liabilities under the provisions described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) Exhibits

               *1.1  -- Form of Underwriting Agreement.

                4.1  -- Form of Senior Indenture.

                4.2  -- Form of Subordinated Indenture.

                5.1  -- Opinion of Fulbright & Jaworski L.L.P.

               12.1  -- Statement of Computation of Ratio of Earnings
                        to Fixed Charges.

               23.1  -- Consent of KPMG LLP.

               23.2  -- Consent of Deloitte & Touche LLP.

               23.3  -- Consent of Counsel (the consent of Fulbright & Jaworski
                        L.L.P. to the use of their opinion filed as Exhibit 5.1 to the Registration Statement and the reference to their firm in this Registration Statement is contained in such opinion).

               24.1  -- Powers of Attorney (included on page II-4 of this
                        Registration Statement).

              *25.1  -- Statement of Eligibility of the Trustee on Form T-1 (to
                        be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939).

----------

* To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.


         (b) Financial Statement Schedules

             Not applicable.

ITEM 17. UNDERTAKINGS

 I.      The undersigned Registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

             i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

             ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;

             provided, however, that paragraphs i and ii above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

III. The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richardson, State of Texas, on the 15th day of October, 2001.


                                 KANEB PIPE LINE OPERATING PARTNERSHIP, L.P., by Kaneb Pipe Line Company LLC, as General Partner



                                 By: /s/ EDWARD D. DOHERTY
                                    -------------------------------------
                                    Edward D. Doherty, Chairman



                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Edward D. Doherty and Howard C. Wadsworth, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities and on the date indicated.


                                             POSITION WITH THE
        SIGNATURE                             GENERAL PARTNER                      DATE
        ---------                            -----------------                     ----
 /s/ Edward D. Doherty               Chairman of the Board and Director         October 15, 2001
---------------------------             (Principal Executive Officer)


                                              Vice President
 /s/ Howard C. Wadsworth             (Principal Financial and Accounting        October 15, 2001
---------------------------                     Officer)


 /s/ Sangwoo Ahn                                Director                        October 15, 2001
---------------------------


 /s/ John R. Barnes                             Director                        October 15, 2001
---------------------------


 /s/ Murray R. Biles                            Director                        October 15, 2001
---------------------------


                                             POSITION WITH THE
        SIGNATURE                             GENERAL PARTNER                      DATE
        ---------                            -----------------                     ----

 /s/ Frank M. Burke, Jr.                        Director                        October 15, 2001
---------------------------


 /s/ Charles R. Cox                             Director                        October 15, 2001
---------------------------


 /s/ Hans Kessler                               Director                        October 15, 2001
---------------------------


 /s/ James R. Whatley                           Director                        October 15, 2001
---------------------------

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 *1.1   --     Form of Underwriting Agreement.
  4.1   --     Form of Senior Indenture.
  4.2   --     Form of Subordinated Indenture.
  5.1   --     Opinion of Fulbright & Jaworski L.L.P.
 12.1   --     Statement of Computation of Ratio of Earnings to Fixed Charges.
 23.1   --     Consent of KPMG LLP.
 23.2   --     Consent of Deloitte & Touche LLP.
 23.3   --     Consent of Counsel (the consent of Fulbright &
               Jaworski L.L.P. to the use of their opinion filed as
               Exhibit 5.1 to the Registration Statement and the
               reference to their firm in this Registration Statement
               is contained in such opinion).
 24.1   --     Powers of Attorney (included on page II-4 of this Registration Statement).
*25.1   --     Statement of Eligibility of the Trustee on Form T-1 (to be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939).

----------

* To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.